Mail Stop 3561

July 5, 2006

Gary L. Gibson
President and Chief Executive Officer
Southwestern Public Service Company
Tyler at Sixth Street
Amarillo, Texas 79101

> **Re:** **Southwestern Public Service Company**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 22, 2006**
> **File No. 333-132724**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Quarter Ended March 31, 2006**
> **File No. 1-03789**

Dear Mr. Gibson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-3

Legal Opinions, page 12

1. We note your response to comment 8 in our letter dated April 26, 2006. It is unclear why you have indicated that you will file a legal opinion "[t]o the extent necessary." Because the legal opinions that you have filed are subject to numerous assumptions, you must file legal opinions for each takedown. See interpretation D.11 of the Manual of Publicly Available Telephone Interpretations (July 1997). Please confirm that you will file legal opinions for each takedown.

Form 10-K for the Year Ended December 31, 2005

Disclosure Controls and Procedures, page 45

2. We note your response to comment 25 in our letter dated April 26, 2006 and we understand that you will make our requested change in future filings. Additionally, please confirm in writing, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-Q for the Quarter Ended March 31, 2006

Exhibits 31.01 and 31.02

3. We note your response to comment 26 in our letter dated April 26, 2006 and your statement that you will make the change in future filings. Please note that the certifications in this Form 10-Q include references throughout the certifications to the "quarterly" report instead of referring to this report as set forth in Item 601(b)(31) of Regulation S-K. For example, see paragraphs 2 through 4 of the certifications. The language in the 302 certifications must correspond exactly to the language in Item 601(b)(31). Please confirm that you will make this change in future filings.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert J. Joseph, Esq.
       Jones Day
       Via Fax: (312) 782-8585